October 30, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Clean Earth Acquisitions Corp.
Revised Preliminary Proxy Statement on Schedule 14A Filed October 6, 2023
File No. 001-41306

Ladies and Gentlemen:

On behalf of our client, Clean Earth Acquisitions Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 27, 2023, relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed via EDGAR on October 6, 2023 and referenced by File No. 001-41306.

The Company is concurrently filing via EDGAR a further revised preliminary proxy statement on Schedule 14A (the “New Revised Preliminary Proxy Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Revised Preliminary Proxy Statement on Schedule 14A

Q: What happens if the business combination is approved..., page xxii

1.	We note your disclosure on page 225 that, in October 2023, the Company approved the issuance by one of its US subsidiaries of secured debt in the principal amount of $3,150,000 for an original purchase price of $2,205,000 and a maturity date of no later than June 30, 2024, and the holder of the note has also been granted the right to receive warrants, conditional upon, and only issued at, the close of the business combination to purchase up to (i) 100,000 shares of common stock of Clean Earth Acquisitions Corp. at an exercise price of $11.50 per share and having a 5-year term, and (ii) 300,000 shares of common stock of Clean Earth Acquisitions Corp. at an exercise price of $0.01 per share and having a 3-year term. Please revise your table presenting possible sources of dilution to reflect the dilutive impact of these warrants. Also revise your risk factor on page 43 relating to the dilutive impact of outstanding warrants to include these warrants.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages xii, xxii, xxiii and 43 of the New Revised Preliminary Proxy Statement.

Risk Factors, page 29

2.	We note your disclosures on page 29 regarding the potential extension of the temporary waiver of covenant violations of your Solis Bonds and related extension of the repayment date of such bonds to December 16, 2023. Since the October 16, 2023 date by which you expected the bondholders to vote on the extension has now past, please update the status of the Solis Bond Extension to reflect the current status of the waiver here and throughout your Proxy.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 29, 224, F-99 and F-115 of the New Revised Preliminary Proxy Statement.

Conflicts of Interest, page 180

3.	We note your disclosure on page 180 that, in March 2023, a wholly owned subsidiary of Alternus approved the issuance of a convertible promissory note to an advisor to the Company’s Board, reflecting $922 thousand of secured convertible debt in three tranches of $271 thousand, $271 thousand and $380 thousand and carrying a 14% annual interest rate. Please revise to disclose the maturity date for this note and the principal amount currently outstanding under the note.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 180, 225, and F-114 of the New Revised Preliminary Proxy Statement.

Clean Earth’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 183

4.	Please revise to also disclose the material terms of the revised Business Combination Ageeement.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 184 of the New Revised Preliminary Proxy Statement.

Special Note Regarding Forward-Looking Statements, page 183

5.	We note your disclosure that certain statements are forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act, as amended. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page 183 of the New Revised Preliminary Proxy Statement.

Financial Statements
Unaudited Financial Statements of Clean Earth Acquisitions Corp. for the Quarter Ended June 30, 2023
Note 4. Related Party Transactions
Unvested Founder Shares, page F-18

6.	You disclose on pages F-18 and F-41 that pursuant to the letter agreement, a total of 2,167,000 Founder Shares will be considered newly unvested shares upon completion of the Business Combination. We note that elsewhere throughout the filing including on pages xii, xv, xx, xxii, xxiii, 5, 11, 40, 45, 79, 80, 179, 257, 259 and 260, you disclose that a total of 2,555,556 Founder Shares will be unvested. Please revise as appropriate or explain to us why no revision is required.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages F-18 and F-41 of the New Revised Preliminary Proxy Statement.

Unaudited Financial Statements of Alternus Energy Group PLC for the Quarter Ended June 30, 2023
Note 2. Going Concern and Management's Plan, page F-98

7.	In the second paragraph of Note 2 you disclose that you had accumulated shareholders’ equity/(deficit) of ($28.4) million as of June 30, 2023 and ($20.8) Million at December 31, 2022. However, your accumulated deficit was ($82.2) million as of June 30, 2023 and ($72.0) million as of December 31, 2022. The amounts you disclose appear to represent your total shareholders’ equity (deficit) rather than your accumulated deficit. Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page F-98 of the New Revised Preliminary Proxy Statement.

Note 13. Green Bonds, Convertible and Non-convertible Promissory Notes, page F-113

8.	Please revise your five-year debt maturities schedule to reflect the fact that the Green Bonds are expected to be repaid during the remainder of 2023. Also revise the amount of gross debt in this maturity schedule to agree with the amount of total debt at June 30, 2023.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on page F-113 of the New Revised Preliminary Proxy Statement.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc: Aaron T. Ratner, Chief Executive Officer, Clean Earth Acquisitions Corp.